Back 2012-11-20, 11:04:34, EST

# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

**Insider:** Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

| | | | |
|---|---|---|---|
| Transaction Number | 2173632 | | |
| Security designation | Common Shares | | |
| Opening balance of securities held | 6500 | | |
| Date of transaction | 2012-11-19 | | |
| Nature of transaction | 10 - Acquisition or disposition in the public market | | |
| Number or value of securities disposed of | 1000 | | |
| Unit price or exercise price | 11.2000 | Currency | American Dollar |
| Closing balance of securities held | 5500 | Insider's calculated balance | |
| Filing date/time | 2012-11-20 11:04:30 | | |
| General remarks *(if necessary to describe the transaction)* | | | |
| Private remarks to securities regulatory authorities | | | |